UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND \

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger, Esq.

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

and

Neil J. Wertlieb, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, California 90017-5735

Telephone: (213) 892-4000

Facsimile: (213) 892-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

                The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT”), and Robert B. Rowling, an individual resident of the State of Texas and Chairman of the Board of TRT (together with TRT, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.  Except as provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

                On January 23, 2009, TRT delivered to the Issuer a letter demanding, pursuant to Section 220 of the Delaware General Corporation Law, inspection of certain of the Issuer’s books and records relating to, without limitation, expense reimbursements made to the Company’s executive officers, the Company’s construction and opening of the Gaylord National in Washington, D.C., the La Cantera transaction in San Antonio, Texas, the usage of the Company aircraft, the adoption of certain defensive measures by the Company’s Board of Directors, the components and amount of corporate overhead of the Company, and the Company’s completed director and officer questionnaires (the “Demand for Inspection of Books and Records”).  A copy of the Demand for Inspection of Books and Records is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Neither of the Reporting Persons entered into any transactions with respect to the Common Shares since the Reporting Persons most recent filing on Schedule 13D.

Item 7.	Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented as follows: Exhibit 99.1 Demand for Inspection of Books and Records, dated January 23, 2009

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 23, 2009

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Name:	Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).